Exhibit 99.1

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Investor Contacts: Tom Tomlinson / Tony Ishaug
Telephone: (612) 944-5600

DEPARTMENT 56 ANNOUNCES THIRD QUARTER RESULTS
Sales and Earnings Outlook is Moderated

October 26, 1999 — Eden Prairie, MN—Department 56 (NYSE: DFS) today reported results for the third quarter ended October 2, 1999.

Revenues for the third quarter were $75.1 million, compared to $71.5 million reported for the third quarter of 1998. For the first nine months, revenues were $191.5 million compared to $190.5 million for the first nine months of 1998. Although greater than a year ago, sales for the third quarter were negatively impacted by a rate of product returns higher than in recent years.

Earnings for the quarter were $15.0 million, or $0.87 per share assuming dilution, compared to $15.0 million or $0.81 in the prior year's third quarter. For the first nine months of 1999, earnings were $37.0 million or $2.08 per share assuming dilution, compared to $39.6 million or $2.06 per share in the prior year period.

Total customer orders through the first nine months increased three percent to $269.9 million compared to $260.8 million for the same period of 1998. Customer orders for Village Series products increased six percent through the third quarter of 1999 while customer orders entered for General Giftware products decreased one percent. However, due primarily to a higher customer return rate, 1999 full year revenues are not likely to meet management expectations.

In making the announcement, Susan Engel, Chairwoman and Chief Executive Officer, said, "The quarter's results as well as our outlook for 1999 continue to be hampered by this year's implementation of a new enterprise-wide computer system." Ms. Engel noted that system problems encountered throughout the year have been a source of frustration for the company and its retailers, whose rate of product returns had tapered down over the prior three years. "As part of our efforts to address these issues, in September we appointed an experienced Chief Information Officer to direct all the systems needs of our business and we continued to build additional resources into our IT team."

Looking to the balance of 1999, Ms. Engel said, "We currently expect full year sales to slightly exceed 1998 results, and earnings per share to approximate those reported for last year." She also noted that full year net margins will be under pressure because of higher than normal operating expense and costs related to certain corporate activities.

"Orders for our products, especially our January and mid-year introductions, have been encouraging, as we continue to reap our investments in marketing," said Ms. Engel. "While we strongly believe that Department 56 will continue to benefit from our enhanced marketing efforts in 2000, we are cautious about next year and are working for sales growth of three to five percent."

The company also reported the recent addition of three key officers to its executive team. "Tom Tomlinson joined us in early September as Executive Vice President & Chief Financial Officer," said Ms. Engel, "and his solid operations experience has already shown itself to be a strong asset to our organization." Alan Sussman, 39, Senior Vice President & Chief Information Officer, previously served as the Vice President-MIS of Rollerblade, Inc., where he piloted that company through a similar systems implementation. Andrew Melville, 39, Senior Vice President-Sales, is a seasoned sales executive, having most recently served at Walt Disney Records following several positions at Polaroid Corp. and various field sales representative roles for sporting goods makers. "Our executive team is determined to propel Department 56 to great progress, and I am confident we have the skills and talent to succeed."

Ms. Engel also said that as part of the company's share repurchase program, during the quarter, Department 56 purchased 634,000 shares of stock in the open market at an average price of $27.50 per share. The Company has remaining authorization from the Board of Directors to repurchase 2.3 million additional shares, and Ms. Engel said the company remains strongly committed to the program. As of October 2, 1999, the Company had 16.7 million shares outstanding.

Department 56, Inc. is a leading collectibles and giftware company known for its lighted Villages, Snowbabies™ figurines and extensive lines of holiday and home decorative products. Its products are sold primarily through gift, specialty and department store retailers in the United States, Canada and Europe. Department 56 seeks to expand its market presence through creative product development and marketing, as well as through acquisitions.

Notes concerning forward looking statements:

Any conclusions or expectations expressed in, or drawn from, the statements in this press release concerning matters that are not historical corporate financial results are "forward-looking statements" that involve risks and uncertainties. The Company's sales expectations for 1999 are based on the Company's current forecast of dealer orders and planned sales at its retail store it opened in May, 1999, and is further dependent on the timing and extent of promotional and marketing efforts undertaken by the Company as well as the timing and extent of product receipts and shipments, the efficiency of information systems developed to collect, compile and execute customer orders, and retailer and consumer demand. Dealer orders are principally dependent on the amount, quality and market acceptance of the new product introductions and retailer demand. Dealer order patterns have historically varied in number, mix and timing, and there can be no assurance that the year-to-date order or return trends will not deteriorate. Moreover, the Company's order forecasting model is dependent on assumptions concerning retail inventory levels, consumer demand, and dealer expectations which are based on statistical research conducted for the Company that is assumed correct and representative of market conditions as a whole. The Company's expectations regarding 1999 earnings per share are based on the Company's 1999 sales expectations. The Company's operating margin may be impacted by, amongst other factors, shifts in product mix, exchange rate fluctuations with countries the Company imports from, changes in freight rates and changes in the Company's historical selling, general and administrative expense rate, including bad debts.

If not mentioned above, other factors, including consumer acceptance of new products; product development efforts; identification and retention of sculpting and other talent; completion of third party product manufacturing; dealer reorders and order cancellations; control of operating expenses; corporate cash flow application, including share repurchases; cost of debt capital; functionality of information, operating and distribution systems; identification, completion and results of acquisitions, investments, and other strategic business initiatives; grants of stock options or other equity equivalents; actual or deemed exercises of stock options; and industry, general economic, regulatory, transportation, and international trade and monetary conditions, can significantly impact the Company's sales, earnings and earnings per share. Actual results may vary materially from forward-looking statements and the assumptions on which they are based. The Company undertakes no obligation to update or publish in the future any forward-looking statements.

DEPARTMENT 56, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

Unaudited

ASSETS

	October 2, 1999	January 2, 1999
CURRENT ASSETS
Cash and cash equivalents	$446	$2,783
Accounts receivable, net	146,803	26,170
Inventories	26,959	18,287
Other current assets	12,167	10,661

Total current assets	186,375	57,901
PROPERTY AND EQUIPMENT, net	25,017	17,722
GOODWILL, TRADEMARKS AND OTHER, net	155,281	157,531
OTHER ASSETS	1,517	129

	$368,190	$233,283

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Revolving line of credit	$132,500	$—
Accounts payable	9,241	11,100
Other current liabilities	21,637	17,525

Total current liabilities	163,378	28,625
DEFERRED TAXES	5,923	5,923
LONG-TERM DEBT	20,000	20,000
STOCKHOLDERS' EQUITY	178,889	178,735

	$368,190	$233,283

DEPARTMENT 56, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

Unaudited

	Quarter Ended
			39 Weeks Ended October 2, 1999	39 Weeks Ended October 3, 1998
	October 2, 1999	October 3, 1998
NET SALES	$75,093	$71,512	$191,462	$190,459
COST OF SALES	31,009	29,808	78,239	79,112

Gross profit	44,084	41,704	113,223	111,347
Selling, general, and administrative expenses	16,494	14,318	45,446	39,553
Amortization of goodwill, trademarks and other	1,290	1,258	3,822	3,668

OPERATING INCOME	26,300	26,128	63,955	68,126
Interest expense	2,224	1,623	4,136	3,364
Other, net	(54)	(71)	73	(490)

INCOME BEFORE INCOME TAXES	24,130	24,576	59,746	65,252
INCOME TAXES	9,171	9,585	22,705	25,651

NET INCOME	$14,959	$14,991	$37,041	$39,601

NET INCOME PER SHARE	$0.88	$0.82	$2.11	$2.10

NET INCOME PER SHARE ASSUMING DILUTION	$0.87	$0.81	$2.08	$2.06

OPERATING CASH FLOW (1)	$28,556	$28,067	$70,300	$73,981

WEIGHTED AVERAGE SHARES OUTSTANDING—BASIC	16,944	18,295	17,564	18,890

WEIGHTED AVERAGE SHARES OUTSTANDING—ASSUMING DILUTION	17,112	18,557	17,771	19,184

(1)
Earnings before interest, income taxes, depreciation and amortization expenses.